Exhibit (b)(1)

EXECUTION COPY

Morgan Stanley Senior Funding, Inc. Morgan Stanley Bank 1585 Broadway New York, NY 10036	BNP Paribas BNP Paribas Securities Corp. 787 Seventh Avenue New York, NY 10019	The Bank of Nova Scotia 580 California Street, Suite 2100 San Francisco, CA 94101	KeyBank National Association One Embarcadero Center Suite 1100 San Francisco, CA 94111

May 9, 2008

Project Braveheart

Senior Unsecured Term Loan Facility

Commitment Letter

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

Attention:	Glen Kohl
SVP of Tax and Treasury, Treasurer

Ladies and Gentlemen:

You (“you” or the “Borrower”) have advised Morgan Stanley Senior Funding, Inc. (“MSSF” and, together with Morgan Stanley Bank, “Morgan Stanley”), BNP Paribas (as defined below), The Bank of Nova Scotia (“Scotia”) and KeyBank National Association (“KeyBank” and, collectively with Morgan Stanley, BNP Paribas and Scotia, the “Commitment Parties”, “we” or “us”) that you intend to consummate the acquisition (the “Acquisition”) of Take-Two Interactive Software, Inc. (the “Target”, and together with its subsidiaries, the “Acquired Business”) pursuant to either (i) the tender offer commenced on March 13, 2008 by your wholly-owned subsidiary EA08 Acquisition Corp. (“Acquisition Sub”) (as such tender offer may be amended, supplemented or otherwise modified from time to time, the “Tender Offer”) for all of the issued and outstanding shares of common stock of the Target together with any related rights under any shareholder rights agreements (collectively, the “Shares”), including any Shares that may become outstanding upon the exercise of options or other rights to acquire Shares after March 13, 2008 but before completion of the Tender Offer, excluding any Shares owned by the Borrower and its subsidiaries, for a purchase price consisting of cash consideration set forth in the terms of the Tender Offer (the offer documents for the Tender Offer (including the initial offer to purchase filed March 13, 2008 (as amended prior to the date hereof, the “Initial Offer to Purchase”) and all material documents entered by the Company or its subsidiaries in connection with the Tender Offer, as they may be amended, supplemented or otherwise modified from time to time are collectively referred to herein as the “Tender Offer Documents”) followed by the Merger (as defined in the Tender Offer Documents) or (ii) a merger agreement to be entered into among you and/or one of your wholly-owned domestic subsidiaries and the Target (together with the schedules and exhibits thereto, the “Acquisition Agreement”), which Acquisition will be consummated either (a) pursuant to a one-step merger (a “One-Step Merger”) in which Borrower or its wholly-owned subsidiary will be merged with Target and all outstanding Shares will be converted into the right to receive the cash merger consideration to be set forth in the Acquisition Agreement (other than Shares owned by the Borrower or one of its subsidiaries) (a “One-Step Merger Transaction”), or (b) pursuant to a two-step transaction (a “Two-Step Merger

Transaction”) consisting of (x) a first step tender offer (a “First Step Tender Offer”) for all outstanding Shares (other than Shares held by Borrower or one of its subsidiaries) for cash consideration consisting per Share as set forth in such tender offer followed by (y) a second step merger (the “Second Step Merger”) in which all outstanding Shares not purchased in such tender offer will be converted into the right to receive the cash consideration per share paid in the first step tender offer (other than Shares owned by the Borrower or one of its subsidiaries and Shares held by holders who properly exercise appraisal rights). If the Acquisition occurs pursuant to an Acquisition Agreement in a Two-Step Merger Transaction then the term “Tender Offer” will refer to the First Step Tender Offer and the term “Merger” will refer to the Second Step Merger. If the Acquisition occurs pursuant to a Tender Offer followed by a Merger then, after giving effect to the Tender Offer, Target will be a majority-owned subsidiary of Borrower and, after giving effect to the Merger, the Acquired Business will be wholly-owned by the Borrower. Alternatively, if the Acquisition occurs pursuant to a One-Step Merger Transaction, then upon consummation of the One-Step Merger the Acquired Business will be wholly-owned by the Borrower. The term “Acquisition” shall reference the consummation of the Transactions (as defined below) pursuant to an Acquisition Agreement or a Tender Offer followed by the Merger, as applicable. As used herein, “BNP Paribas” shall mean BNP Paribas and/or BNP Paribas Securities Corp., as the context requires.

In that connection, you have advised us that the total amount required to effect the Acquisition and to pay the fees and expenses incurred in connection therewith shall be provided by a combination of cash on the balance sheet and the incurrence by the Borrower of a senior unsecured term loan facility (the “Facility”) in an aggregate amount not to exceed $1 billion. The Acquisition, the Facility and the related transactions contemplated by the foregoing are collectively referred to as the “Transactions”. No other financing will be required for the Transactions.

The date of (i) the consummation of either the Tender Offer or the One-Step Merger and (ii) the initial funding under the Facility is herein referred to as the “Closing Date”.

1. Commitment. Morgan Stanley Bank is pleased to commit to provide 40% of the Facility, BNP Paribas is pleased to commit to provide 24% of the Facility, Scotia is pleased to commit to provide 18%, and KeyBank is pleased to commit to provide 18%, each on a several and not joint basis, and subject to and on the terms and conditions set forth herein and in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”); provided that, if after the date hereof and prior to the Closing Date, the Borrower or any of its subsidiaries issues any debt or equity securities or enters into (or obtains additional commitments with respect to) any credit facilities (other than, as applicable, (i) the refinancing of the Borrower’s existing synthetic lease, (ii) any short term bilateral bank facilities entered into in the ordinary course of business, including letters of credit, in a principal amount not to exceed (in the case of this clause (ii)) $250 million in the aggregate, (iii) up to $400 million of debt of the Borrower’s foreign subsidiaries, (iv) equity securities issued by the Borrower to sellers as purchase consideration in connection with acquisitions, (v) equity securities issued to employees, directors or consultants of the Borrower or its subsidiaries or the exercise of options or restricted stock units initially issued to employees, directors or consultants and (vi) equity securities of any subsidiary of the Borrower issued to the Borrower or any of its subsidiaries), then the aggregate amount of our commitments and the Facility shall be automatically reduced, on a pro rata basis, by an amount equal to the aggregate principal amount of any such debt and/or equity securities and credit facilities. It is understood that MSSF and BNP Paribas shall act as joint lead arrangers and bookrunners (in such capacity, the “Arrangers”). You further agree that MSSF will act as sole and exclusive administrative agent for the Facility and Scotia and KeyBank will act as co-syndication agents and co-documentation agents for the Facility. You agree that, as a condition to the commitments, agreements and undertakings set forth herein, no other agents, co-agents, arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation will be paid in connection with the Facility, unless you and we shall agree.

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Each Commitment Party’s several and not joint commitment and agreements hereunder are subject only to (a) there not having occurred (i) if the Acquisition is to be consummated pursuant to a Tender Offer, any event, circumstance, change or effect with respect to the Acquired Business described in paragraph (4) of Section 14 (Conditions of the Offer) of the Initial Offer to Purchase (as such condition may be modified, and except to the extent waived by the Borrower, in each case with the consent of the Arrangers, such consent not to be unreasonably withheld or delayed), or (ii) if the Acquisition is to be consummated pursuant to an Acquisition Agreement, any event, circumstance, change or effect (whether defined as a “Seller Material Adverse Effect” or other similar term), the absence of which shall be a condition under the Acquisition Agreement to the Borrower’s obligation to consummate the Acquisition, (b) the negotiation, execution and delivery on or before the date that is eight months following the date hereof (the “Commitment Termination Date”) of customary definitive documentation for the Facility reflecting the terms and conditions outlined in this Commitment Letter and the Term Sheet and otherwise reasonably satisfactory to us and you (the “Credit Documentation”) and (c) the other conditions set forth or referred to in the Term Sheet.

Notwithstanding anything in this Commitment Letter, the Term Sheet, or any other agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the making of which shall be a condition to availability of the Facility on the Closing Date shall be (A) to the extent the Transactions are consummated pursuant to an Acquisition Agreement, the representations and warranties made by the Target and the Acquired Business or you in the Acquisition Agreement, except to the extent any breach of such representations shall not give you or the Target (unless waived) the right to terminate your or the Target’s obligations under the Acquisition Agreement to consummate the Acquisition (the “Acquisition Agreement Representations”) and (B) the Specified Representations (as defined below), and (ii) the terms of the Credit Documentation shall be in a form such that they do not impair availability of the Facility on the Closing Date if the conditions set forth herein and in the Term Sheet, including the absence of Specified Defaults (as defined below), are satisfied, or waived by us. For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Term Sheet relating to corporate existence, power and authority as they relate to entering into and performance of the Credit Documentation, the enforceability of the Credit Documentation, Federal Reserve margin regulations, the Investment Company Act, and executing Credit Documentation not conflicting with laws, material agreements and charter documents. For purposes hereof, “Specified Defaults” means defaults under the Facility set forth in the Term Sheet relating to violation by the Borrower or its subsidiaries (excluding the Target) of affirmative covenants relating to maintenance of existence and rights, compliance with laws, maintenance or property and insurance and payment of taxes if, in each of the foregoing cases (other than maintenance of existence), such violation has had or would reasonably be expected to have a material adverse effect on the Borrower’s ability to perform its payment obligations under the Credit Documentation (a “Specified Material Adverse Effect”) and relating to use of proceeds, violation by the Borrower or its subsidiaries (excluding the Target) of any negative covenants relating to limitation on mergers, consolidations, liquidations, dissolutions and other fundamental changes, limitation on changes in lines of business, limitation on liens and, to the extent that violation of the following has had or would reasonably be expected to have a Specified Material Adverse Effect, transactions with affiliates, cross-acceleration or cross-payment default to other material debt (defined as debt of the Borrower or its subsidiaries in an aggregate amount of $50 million or more), and bankruptcy events.

2. Syndication. We reserve the right, prior to or after execution of the definitive credit documentation for the Facility, to syndicate all or a part of our respective commitments to one or more financial institutions and/or lenders (together with each Commitment Party and/or its respective affiliate that provides the Facility, collectively, the “Lenders”). Our commitments hereunder shall not be reduced as a result of any syndication, except to the extent that (i) a Lender commits at the Borrower’s request, or (ii) a Lender or its affiliate is providing services to the Borrower or its subsidiaries (including in

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connection with a debt and/or securities offering), in which case such reduction of our commitments shall be made on a pro rata basis and shall only be effective upon execution of a written commitment by such Lender and the Borrower on terms and conditions consistent with this Commitment Letter and the Term Sheet (provided that the Borrower’s execution and delivery of such written commitment shall not be unreasonably withheld or delayed). Without limiting your obligations to assist with syndication efforts as set forth below, it is understood that the Commitment Parties’ commitments hereunder are not subject to syndication of the Facility. In the event that we commence such syndication, you agree actively to assist the Arrangers in completing a syndication satisfactory to them and to you as soon thereafter as practicable. Such assistance shall include, without limitation, (a) your using commercially reasonable efforts to ensure that the Arrangers’ syndication efforts benefit from your existing lending and investment banking relationships, (b) direct contact between senior management of the Borrower (and your using commercially reasonable efforts to facilitate direct contact between advisors of the Borrower), on the one hand, and the proposed Lenders, on the other hand, (c) if requested by us, your assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with the Arrangers, of one or more meetings or conference calls with prospective Lenders, as reasonably deemed necessary by the Arrangers. The Arrangers will manage all aspects of the syndication in consultation with you, including, without limitation, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting as an Arranger, neither MSSF nor BNP Paribas will have any responsibility other than to arrange the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties. To assist the Arrangers in their syndication efforts, you agree promptly to prepare and provide to us all information with respect to the Borrower and its subsidiaries and the Transactions, including, without limitation, all customary financial information and projections (the “Projections”), as the Arrangers may reasonably request in connection with the arrangement and syndication of the Facility.

3. Information. You hereby represent and warrant that with respect to the Borrower and its subsidiaries, and (to the best of your knowledge) with respect to the Acquired Business, (a) all written information (other than the Projections and information of a general economic or general industry nature) (the “Information”) that has been or will be made available to any Commitment Party or any of its affiliates or any Lender or potential Lender by you or any of your representatives is or will be, at the time furnished and when taken as a whole, complete and correct in all material respects and does not or will not, at the time furnished and when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to any Commitment Party or any of its affiliates or any Lender or potential Lender by you or any of your representatives have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time prepared (it being understood that such Projections are subject to significant uncertainties and contingencies, any of which are beyond your control, and that no assurance can be given that any particular Projection will be realized). You agree to supplement the Information and Projections from time to time until the Closing Date so that the representations and warranties in the immediately preceding sentence remain correct as if such Information or Projections were, respectively, furnished or prepared at such time. We acknowledge that all publicly available information furnished by you to, or filed by you with, the Securities and Exchange Commission shall be deemed to supplement the Information and Projections for purposes of the immediately preceding sentence. You acknowledge that we will be entitled to use and rely on the Information and Projections without independent verification thereof.

You acknowledge and agree that, other than your relationship with Morgan Stanley in its capacity as your financial advisor solely in connection with the Acquisition, (a) no fiduciary, advisory or

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agency relationship between you and any Commitment Party is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether any Commitment Party has advised or is advising you on other matters and (b) the Commitment Parties, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of the Commitment Parties. Furthermore, you acknowledge and agree that (y) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter and (z) you have been advised that the Commitment Parties are engaged in a broad range of transactions that may involve interests that differ from your interests and that the Commitment Parties, other than Morgan Stanley, have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship. Additionally, you acknowledge and agree that no Commitment Party is advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. Any review by the Commitment Parties, other than Morgan Stanley solely in its capacity as your financial advisor in connection with the Acquisition, of the Target or the Transaction, the other transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Commitment Parties and shall not be on behalf of you or any of your affiliates.

We reserve the right to employ the services of one or more of our respective affiliates to act as Lenders or otherwise in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to such affiliates certain fees payable to us in such manner as we and our affiliates may agree; provided that no assignment of all or any portion of any Commitment Party’s commitment hereunder shall relieve it of its obligations to fund the Facility on the Closing Date. You acknowledge that each Commitment Party may share with any of its affiliates, and such affiliates may share with such Commitment Party, any information related to the Transactions, you and your subsidiaries or the Acquired Business or any of the matters contemplated hereby in connection with the Transactions.

4. Fees and Expenses. As consideration for each Commitment Party’s commitment hereunder and each Arranger’s agreement to perform the services described herein, you agree to pay the non-refundable fees set forth in Annex I to the Term Sheet and in the Fee Letter dated the date hereof being delivered herewith (the “Fee Letter”).

5. Indemnity. You agree (a) to indemnify and hold harmless each Commitment Party and its respective affiliates and each officer, director, employee, advisor and agent of each Commitment Party or its respective affiliates (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facility, the use of the proceeds thereof, the Transactions or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable and documented legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the willful misconduct, bad faith or gross negligence of such indemnified person, and (b) to reimburse the Commitment Parties and their respective affiliates on demand for all reasonable and documented out-of-pocket expenses (including, without limitation, the reasonable and documented fees, charges and disbursements of a single counsel) incurred in connection with the Facility and any related documentation (including, without limitation, this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof; provided that such expenses pursuant to this clause (b) shall only be payable by the Borrower (x) if the Closing

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Date occurs or (y) to the extent that the Borrower or one of its subsidiaries receives a breakup fee or similar payment from the Target (and, in the event such breakup fee or similar payment is insufficient to cover such expenses of the Commitment Parties and the reasonable out-of pocket expenses of the Borrower, then it shall be applied pro rata to payment of all such expenses). No indemnified person shall be liable for (i) any damages arising from the use by recipients of Information or other materials distributed through electronic, telecommunications or other information transmission systems which are authorized by the Borrower or (ii) any special, indirect, consequential or punitive damages in connection with the Facility.

You acknowledge that each Arranger and its affiliates (the term “Arranger” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described hereby and otherwise. You also acknowledge that each Arranger is a full service securities firm and may from time to time effect transactions, for its own or its affiliates’ accounts or the accounts of customers, and hold positions in loans, securities or options on loans or securities of the Borrower and its affiliates and of other companies including the Target that may be the subject of the transactions contemplated by this Commitment Letter. Neither Arranger will use confidential information obtained from you by virtue of the transactions contemplated hereby or other relationships with you in connection with the performance by such Arranger of services for other companies, and neither Arranger will furnish any such information to other companies. You also acknowledge that neither Arranger has any obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies.

6. Governing Law, etc. This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the law of the State of New York. The parties hereto hereby waive any right they may have to a trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this Commitment Letter and/or the Fee Letter. The parties hereto submit to the non-exclusive jurisdiction of the federal and New York State courts located in the City of New York in connection with any dispute related to, contemplated by, or arising out of this Commitment Letter and/or the Fee Letter and agree that any service of process, summons, notice or document by registered mail addressed to such party shall be effective service of process for any suit, action or proceeding relating to any such dispute. You irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and agree that any final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and may be enforced in other jurisdictions by suit upon the judgment or in any other manner provided by law.

7. PATRIOT Act. We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (October 26, 2001), as amended) (the “PATRIOT Act”), each Commitment Party and the other Lenders may be required to obtain, verify and record information that identifies you, which information includes your name and address, and other information that will allow the Commitment Parties and the other Lenders to identify you in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for each Commitment Party and the other Lenders.

8. Confidentiality. This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, directors, employees, stockholders, partners, members, accountants, attorneys, agents and advisors who are directly involved in the consideration of this matter on a confidential and need-to-know basis, (b) as may be

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compelled in a judicial or administrative proceeding or as otherwise required by law or requested by a governmental authority (in which case you agree to the extent permitted under applicable law to inform us promptly thereof), (c) this Commitment Letter and the Term Sheet (but not the Fee Letter) may be disclosed to the seller of the Acquired Business and its officers, directors, employees, accountants, attorneys, agents and advisors who are directly involved in the consideration of this matter on a confidential and need-to-know basis or (d) after your acceptance of this Commitment Letter and the Fee Letter, you may disclose the Commitment Letter (including its terms and substance), but not the Fee Letter, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges, as required by law.

9. Miscellaneous. This Commitment Letter shall not be assignable by you without our prior written consent (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and us. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by electronic transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto.

The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or our commitments hereunder. You may terminate our commitments hereunder at any time subject to the provisions of the immediately preceding sentence.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to our counsel, by telecopy or pdf transmission, executed counterparts hereof and of the Fee Letter, not later than 5:00 p.m. (New York City time), May 9, 2008, for the attention of Morgan Bale, Weil, Gotshal & Manges LLP (telecopy: 212 310 8007; email: morgan.bale@weil.com), otherwise the offer set forth herein will terminate at such time. After your execution and delivery to us of this Commitment Letter and the Fee Letter, our commitments in this Commitment Letter shall automatically terminate upon the earliest to occur of (i) the execution and delivery of definitive documentation for the Facility by all parties thereto and the consummation of the Acquisition, (ii) the Commitment Termination Date, if the definitive documentation shall not have been executed and delivered by all parties thereto on the Commitment Termination Date and (iii) the date of termination of the Acquisition Agreement or abandonment of the Acquisition.

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

MORGAN STANLEY SENIOR FUNDING, INC.

By:
Name:
Title:

MORGAN STANLEY BANK

By:
Name:
Title:

[SIGNATURE PAGE TO PROJECT BRAVEHEART COMMITMENT LETTER]

BNP PARIBAS

By:
Name:
Title:

By:
Name:
Title:

BNP PARIBAS SECURITIES CORP.

By:
Name:
Title:

[SIGNATURE PAGE TO PROJECT BRAVEHEART COMMITMENT LETTER]

THE BANK OF NOVA SCOTIA

By:
Name:
Title:

[SIGNATURE PAGE TO PROJECT BRAVEHEART COMMITMENT LETTER]

KEYBANK NATIONAL ASSOCIATION

By:
Name:
Title:

[SIGNATURE PAGE TO PROJECT BRAVEHEART COMMITMENT LETTER]

Accepted and agreed to as of the date first written above by: ELECTRONIC ARTS INC.

By:
Name:
Title:

[SIGNATURE PAGE TO PROJECT BRAVEHEART COMMITMENT LETTER]

Exhibit A

PROJECT BRAVEHEART

SENIOR UNSECURED TERM LOAN FACILITY

Summary of Terms and Conditions

This Summary of Terms and Conditions is part of the Commitment Letter (the “Commitment Letter”) from Morgan Stanley, BNP Paribas, Scotia and KeyBank to the Borrower (as defined below). Terms defined in the Commitment Letter have the same meanings where used herein, unless otherwise defined herein.

I.	PARTIES

	Borrower:	Electronic Arts Inc., a Delaware corporation (the “Borrower”).

	Guarantors:	The Target (once it is wholly-owned by the Borrower) and each other domestic subsidiary of the Borrower (other than certain immaterial subsidiaries to be agreed), will unconditionally guarantee all obligations of the Borrower under the Facility.

	Joint Lead Arrangers and Joint Bookrunners:	Morgan Stanley Senior Funding, Inc. (“MSSF”) and BNP Paribas Securities Corp. will act as joint lead arrangers and joint bookrunners for the Facility (in such capacities, the “Arrangers”).

	Administrative Agent:	MSSF will act as the sole and exclusive administrative agent for the Facility (in such capacity, the “Administrative Agent”).

	Co-Syndication Agents:	Scotia and KeyBank

	Co-Documentation Agents:	Scotia and KeyBank

	Lenders:	A syndicate of banks, financial institutions and other entities, including Morgan Stanley Bank, BNP Paribas, Scotia and KeyBank and/or any of their respective affiliates, arranged by the Arrangers in consultation with the Borrower (collectively, the “Lenders”).

II.	THE FACILITY

	Type and Amount of Facility:	364-day senior unsecured term loan facility in the amount of $1 billion (the loans thereunder, the “Loans”).

	Availability:	If the Acquisition is consummated pursuant to a One-Step Merger Transaction, the Loans shall be made in a single borrowing on the Closing Date. If the Acquisition is consummated pursuant to a Tender Offer followed by a Merger, the Loans shall be made in up to three borrowings, (i) the first of which shall be made on the Closing Date to purchase the Shares tendered pursuant to the Tender Offer and to pay fees and expenses in connection with the Transactions, (ii) the second of which may be made upon completion of the Subsequent Offering Period (as defined in the Initial Offer to Purchase), if any, to purchase shares tendered pursuant to the Tender Offer during the Subsequent Offering Period and (iii) not later than 120 days following the Closing Date to provide funding for additional consideration, fees and expenses that are then payable or are reasonably expected to be payable in connection with consummation of the Merger.

	Maturity:	The Loans shall mature and be payable in full on the earlier of (i) the date that is 15 months after the date of the Commitment Letter and (ii) the date that is 364 days after the Closing Date.

	Purpose:	The proceeds of the Loans shall be used to finance the Transactions.

In the case of a Two-Step Merger Transaction, to the extent that any Loan is borrowed for the purpose of paying consideration for Shares prior to such consideration being due and payable, the proceeds of such Loan will be segregated by the Borrower pending such payment, and if not used by the Borrower for such purpose within 120 days following the Closing Date, the Borrower shall apply such amount in prepayment of the Loans.

III.	CERTAIN PAYMENT PROVISIONS

	Fees and Interest Rates:	As set forth on Annex I.

	Optional Prepayments:	The Loans may be prepaid by the Borrower in minimum amounts to be agreed upon. Loans prepaid may not be reborrowed.

Mandatory Prepayments and Commitment Reductions:

100% of the net cash proceeds received by the Borrower or any of its subsidiaries after the Closing Date from (i) any sale or issuance of equity securities or equity-linked securities (subject to exceptions and baskets to be agreed) and (ii) the issuance or incurrence of indebtedness in a public offering or private placement or pursuant to a credit facility, other than (a) up to $400 million of debt of the Borrower’s foreign subsidiaries, (b) the refinancing of the Borrower’s existing synthetic lease and (c) any short term bilateral bank facilities entered into in the ordinary course of business, including letters of credit, in a principal amount not to exceed (in the case of this clause (c) but exclusive of letters of credit) $250 million in the aggregate. The Borrower shall also prepay the Loans to the extent required under the above section captioned “Purpose.”

Amounts prepaid pursuant to any mandatory prepayment of the Loans may not be reborrowed.

IV.	CERTAIN CONDITIONS

	Conditions to Closing:	The initial funding of the Facility on the Closing Date shall only be conditioned upon satisfaction of the conditions precedent set forth in the Commitment Letter and the following conditions precedent on or before the Commitment Termination Date (it being understood and agreed that the definitive credit agreement for the Facility (the “Credit Agreement”) may be executed at any time prior to the Closing Date):

		(a)	If the Acquisition is consummated pursuant to a Tender Offer, the Tender Offer shall be consummated in the manner described in the Commitment Letter and (i) each of the Minimum Condition, the Section 203 Condition, the HSR Condition and the Rights Condition (each as defined in the Initial Offer to Purchase) shall have been satisfied, (ii) the material terms of the Tender Offer not set forth in Section 14 (Conditions of the Offer) of the Initial Offer to Purchase shall not have been amended without the consent of the Administrative Agent, such consent not to be unreasonably withheld or delayed, and (iii) each of the conditions described in paragraphs 2 (to the extent required to consummate the Acquisition), 3 and 4 of Section 14 (Conditions of the Offer) of the Initial Offer to Purchase shall have been satisfied, as such provisions may be modified, or (in the case of such paragraph (4)) waived, with the consent of the Administrative Agent, such consent not to be unreasonably withheld or delayed.

		(b)	If the Acquisition is consummated pursuant to a One-Step Merger Transaction, such One-Step Merger Transaction shall be consummated in the manner described in the Commitment Letter and (i) such One-Step Merger shall have received all approvals required pursuant to Delaware law of Target’s, the Borrower’s and the Borrower’s merger subsidiary (if any) respective board of directors and stockholders, (ii) the waiting periods under the HSR Act relating to the Acquisition shall have expired or been terminated, (iii) no laws shall have been adopted or promulgated and no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, judgment, injunction, decree or ruling that is in effect that enjoins, or renders illegal the consummation of the

One-Step Merger, (iv) all other antitrust approvals required to consummate the
One-Step Merger shall have been obtained except for those approvals which are not material and (v) the Acquisition Agreement shall be in a form and substance which is reasonably satisfactory to the Administrative Agent in all respects material to the
Lenders, and no condition or other provision thereof shall have been waived, amended, supplemented or otherwise modified in a manner materially adverse to the Lenders without the consent of the Administrative Agent, such consent not to be unreasonably withheld or delayed.

(c)	The Administrative Agent shall have received (i) audited consolidated financial statements of the Borrower and the Acquired Business for the most recent fiscal year ended at least 90 days prior to the Closing Date as to which such financial statements are available and (ii) unaudited interim consolidated financial statements of the Borrower (and the Acquired Business if the Transactions are consummated pursuant to an Acquisition Agreement or are otherwise available) for each quarterly period ended subsequent to the date of the latest financial statements delivered pursuant to clause (i) of this paragraph as to which such financial statements are available.

(d)	The Borrower shall have complied with its material obligations pursuant to the Commitment Letter and the Fee Letter (including, without limitation, payment of all fees and expenses payable thereunder and invoiced at least one day prior to the Closing Date), and the representations and warranties made by it in Section 3 of the Commitment Letter shall be true and correct in all material respects.

(e)	The Administrative Agent shall have received the following customary closing documents for transactions of this type (with respect to the Borrower and each Guarantor): customary legal opinions of counsel for the Borrower, in form and substance reasonably satisfactory to the Administrative Agent, certificates evidencing corporate existence, authority, corporate records, good standing and incumbency, a solvency certificate (on a consolidated basis), a borrowing notice and compliance with the Patriot Act and “know-your-customer” requirements.

(f)	The accuracy in all material respects of all Acquisition Agreement Representations (if the Transactions are consummated pursuant to an Acquisition Agreement)

and Specified Representations, and the absence of all Specified Defaults (in each case as described in the last paragraph of Section 1 of the Commitment Letter).

		(g)	The absence of any outstanding order, judgment or decree of any court or governmental authority which prevents the consummation of the Facility.

Conditions to Subsequent Borrowing:

Delivery of a borrowing request and the accuracy in all material respects of all Acquisition Agreement Representations (if the Transactions are consummated pursuant to an Acquisition Agreement) and Specified Representations, and the absence of all Specified Defaults (in each case as described in the last paragraph of Section 1 of the Commitment Letter).

V.	CERTAIN DOCUMENTATION MATTERS

The Credit Documentation shall contain the following representations, warranties and covenants (subject to materiality thresholds, baskets, qualifications and exceptions to be agreed) and events of default (with customary grace periods and materiality thresholds to be agreed):

Representations and Warranties:

Accuracy and completeness of financial statements; no material adverse change; absence of material litigation; corporate existence; corporate power and authority; enforceability of Credit Documentation; governmental and third party approvals in connection with the Transactions; compliance with law (including, without limitation, environmental laws, ERISA and margin regulations); payment of taxes; absence of conflicts with law or contractual obligations; absence of default; ownership of material property (including, without limitation, intellectual property); inapplicability of Investment Company Act; subsidiaries; and accuracy of disclosure; provided that the accuracy in all material respects of the foregoing on the Closing Date or the date of any subsequent borrowing shall not be a condition to borrowing (except to the extent required by clause (f) under the caption “Conditions to Closing” or required under the caption “Conditions to Subsequent Borrowing”), but shall only result in an Event of Default if not cured or waived within: (A) in the case of the initial funding of the Facility on the Closing Date, 90 days after the Closing Date (provided, that, if the Acquisition is consummated pursuant to a Tender Offer, for the purpose of permitting subsequent borrowings following the Closing Date, such 90 day cure period shall be deemed extended as applicable to the first date on which the Loans are no longer available to be borrowed under the Facility), or (B) in the case of a subsequent borrowing, the latest of (i) 90 days after the Closing Date, (ii) 30 days after the date of such borrowing and (iii) the first date on which the Loans are no longer available to be borrowed under the Facility (the foregoing, collectively, the “Post-Closing Cure Provision”); provided, however, that the Post-Closing Cure Provision with respect to any borrowing following the Closing Date shall not operate to further extend any such cure period with respect to any representation and warranty that was not accurate in all material respects on the Closing Date. As used herein and in the Credit Documentation, a “material adverse change” shall mean any event, development or circumstance that has had or would reasonably be expected to have a material adverse effect on (i) the business, operations, property or financial condition of the Borrower and its subsidiaries taken as a whole or (ii) the validity or enforceability of any of the Credit Documentation or the rights or remedies of the Administrative Agent and the Lenders thereunder.

Affirmative Covenants:	Delivery of audited annual consolidated financial statements, unaudited quarterly consolidated financial statements, a pro forma consolidated balance sheet no later than 75 days after the Closing Date (adjusted to give effect to consummation of the Transactions and the financings contemplated hereby), SEC filings, officers’ certificates and other customary information reasonably requested by the Lenders; notices of defaults, litigation and other material adverse events; maintenance of existence and rights; compliance with laws; maintenance of property; maintenance of insurance; maintenance of books and records; payment of taxes and other material obligations (unless reserved for and contested in good faith); inspection of property and books and records; use of proceeds; and if the Acquisition occurs pursuant to a Tender Offer, consummation (as promptly as practical following the Closing Date, including filing a proxy statement with the SEC within 10 business days of the completion of the Tender Offer if such proxy statement is required to consummate the Merger) of the Merger.

Financial Covenants:	(1) Minimum Interest Coverage Ratio of 3.0 to 1.0; and

(2) commencing with the quarter ending December 31, 2008, Maximum Leverage Ratio of 3.0 to 1.0,

in each case having definitions as set forth on Schedule A hereto, calculated on a pro forma basis after giving effect to the Transactions.

Negative Covenants:	Limitations on: indebtedness of non-guarantor subsidiaries in excess of $400 million in the aggregate; liens; mergers, consolidations, liquidations, dissolutions and other fundamental changes; changes in lines of business; and transactions with affiliates.

Events of Default:	Nonpayment of principal, interest or fees; material inaccuracy of representations and warranties (subject to the Post-Closing Cure Provision); violation of covenants; cross-default to other material debt (after giving effect to any cure period therein); bankruptcy events; certain ERISA events; material judgments; actual or asserted invalidity of the Credit Documentation; and a change of control (the definition of which is to be agreed); provided that the absence of an Event of Default (or any event which, with the giving of notice or lapse of time or both, would constitute an Event of Default), shall not be a condition to borrowing (except to the extent required by clause (f) under the caption “Conditions to Closing” or required under the caption “Conditions to Subsequent Borrowing”), but shall only result in an Event of Default if not cured or waived within the applicable period specified in the Post-Closing Cure Provision.

Voting:	Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding not less than a majority of the aggregate amount of the Loans (the “Required Lenders”), except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of final maturity of the Loans, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (iv) modifications to the pro rata provisions of the Credit Documentation and (b) the consent of 100% of the Lenders shall be required with respect to (i) modifications to any of the voting percentages and (ii) releases of the guarantees of all or substantially all Guarantors.

Assignments and Participations:

The Lenders shall be permitted to assign all or a portion of their loans and commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender or, unless such assignment will result in increased costs to the Borrower, an affiliate of a Lender or an approved fund or (ii) an Event of Default has occurred and is continuing, and (b) the Administrative Agent, unless a Loan is being assigned to an existing Lender, an affiliate thereof or an approved fund. In the case of partial assignments (other than to another Lender or to an affiliate of a Lender), the minimum assignment amount shall be $5 million, unless otherwise agreed by the Borrower and the Administrative Agent.

The Lenders shall also be permitted to sell participations in their loans. Participants shall have the same (but no greater) benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the specific Lender from which it purchased its participation would be required as described under the caption “Voting” above.

Pledges of loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Facility only upon request.

Yield Protection:	The Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes (and subject to customary mitigation and Lender replacement provisions) and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a LIBOR Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

Expenses and Indemnification:

The Borrower shall pay all (a) reasonable and documented out-of-pocket expenses of the Administrative Agent and the Arrangers associated with the syndication of the Facility and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including, without limitation, the reasonable and documented fees, disbursements and other charges of a single counsel) and (b) reasonable and documented out-of-pocket expenses of the Administrative Agent and the Lenders (including, without limitation, the reasonable and documented fees, disbursements and other charges of counsel) in connection with the enforcement of Credit Documentation.

The Administrative Agent, the Arrangers and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent found by a final, non-appealable judgment of a court to arise from the gross negligence, bad faith or willful misconduct of the indemnified party).

Governing Law and Forum:	State of New York.

Counsel to the Administrative Agent and the Arrangers:	Weil, Gotshal & Manges LLP.

Annex I

Interest and Certain Fees

Interest Rate Options:	The Borrower may elect that the loans comprising each borrowing bear interest at a rate per annum equal to:

(i) the ABR; or

(ii) the Adjusted LIBO Rate plus the Applicable Margin.

As used herein:

“ABR” means the higher of (i) the rate of interest published in the “Money Rates” section of The Wall Street Journal as being the “Prime Lending Rate” or, if more than one rate is published as the Prime Lending Rate, then the highest of such rates (the “Prime Rate”) and (ii) the federal funds effective rate from time to time plus 0.50%.

“Adjusted LIBO Rate” means the LIBO Rate, as adjusted for statutory reserve requirements for eurocurrency liabilities (if any).

“Applicable Margin” means 1.00% per annum; provided, that the Applicable Margin shall successively increase by 25 basis points on the date that is 3 months after the Closing Date, and on the last day of each successive 3 month period thereafter.

“LIBO Rate” means the rate for eurodollar deposits in the London interbank market for a period of one, two, three or six months (or, if agreed to by each applicable Lender, nine or twelve months), in each case as selected by the Borrower, appearing on Page LIBOR01 of the Reuters screen.

Interest Payment Dates:	In the case of loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of loans bearing interest based upon the Adjusted LIBO Rate (“LIBOR Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Default Rate:	Overdue principal, interest and fees shall bear interest at 2% above the rate otherwise applicable to ABR Loans.

Rate Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

Schedule A

Financial Covenant Definitions

“Debt” means, of any person, without duplication, (a) all indebtedness of such person for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business of such person and excluding for this purpose “synthetic leases”), (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person as lessee under leases to the extent that such obligations have been or should be, in accordance with GAAP, recorded as capital leases, and the “principal amount” attributable to all “synthetic leases”, (e) all obligations, contingent or otherwise, of such person in respect of acceptances, letters of credit or similar extensions of credit, (f) all net obligations of such person in respect of Hedge Agreements entered into with a particular counterparty (determined as of any date as the amount such person would be required to pay to its counterparty in accordance with the terms thereof as if terminated on such date of determination), (g) all Debt of others referred to in clauses (a) through (f) above or clause (h) below (collectively, “Guaranteed Debt”) guaranteed directly or indirectly in any manner by such person, or in effect guaranteed directly or indirectly by such person through an agreement (1) to pay or purchase such Guaranteed Debt or to advance or supply funds for the payment or purchase of such Guaranteed Debt, (2) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Guaranteed Debt or to assure the holder of such Guaranteed Debt against loss or (3) otherwise to assure a creditor against loss, and (h) all Debt referred to in clauses (a) through (g) above (including Guaranteed Debt) secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Debt.

“Debt for Borrowed Money” means Debt of the type specified in clauses (a) through (d) of the definition of “Debt” and non-contingent obligations of the type specified in clause (e) of such definition.

“Consolidated EBITDA” means the sum of the following: (i) the Borrower’s and its subsidiaries’ consolidated net income before any extraordinary items and deduction of interest expenses and income taxes, plus (ii) depreciation and amortization expenses of the Borrower and its subsidiaries accruing during such period, plus (iii) the aggregate amount of all “rentals” or interest paid during such period by the Borrower and its subsidiaries under any “synthetic lease” plus (iv) any capitalized interest, plus (v) all pre-tax pro-forma adjustments included/excluded from non-GAAP results in the Borrower’s Form 8-K as filed with the SEC relating to its quarterly earnings releases. “Consolidated EBITDA” will be calculated for each rolling four fiscal quarter period as if the Acquisition had been consummated on the first day of such period, and for such purpose, “Consolidated EBITDA” of the Target for each of the Borrower’s fiscal quarters ended after the Closing Date shall (to the extent that the first and last day of each of the Borrower’s and Target’s most recent fiscal quarters are not respectively the same dates) be calculated based on the most recent data available for each of the Target’s respective fiscal quarters most recently ended preceding such fiscal quarter of the Borrower. (For example, Consolidated EBITDA for the Borrower’s fiscal quarter ended December 31, 2007 shall be calculated based on data available for the Target’s fiscal quarter ended October 31, 2007).

“Interest Coverage Ratio” means, as of the last day of each fiscal quarter, a ratio of (a) Consolidated EBITDA of the Borrower and its subsidiaries to (b) interest payable on, and amortization of debt discount in respect of, all Debt for Borrowed Money by the Borrower and its subsidiaries, including, in any event, rental or interest payments made under a “synthetic lease,” in each case for the four fiscal quarter period ending on such date. The amounts calculated for the purposes of clause (b) of this definition (“Interest Expense”) (i) for the period of four fiscal quarters ending on the first fiscal quarter end date as of which the Interest Coverage Ratio is being measured shall be deemed to be equal to the Interest Expense for such fiscal quarter times 4, (ii) for the period of four fiscal quarters ending on the second fiscal quarter end date as of which the Interest Coverage Ratio is being measured shall be deemed to be equal to the Interest Expense for the two fiscal quarters ending on that date times 2, and (iii) for the period of four fiscal quarters ending on the third fiscal quarter end date as of which the Interest Coverage Ratio is being measured shall be deemed to be equal to the Interest Expense for the three fiscal quarters ending on that date times 4/3.

“Leverage Ratio” means, as of the last of day of each fiscal quarter, a ratio of (a) Debt for Borrowed Money of the Borrower and its subsidiaries outstanding as of such date to (b) Consolidated EBITDA for the four fiscal quarter period ending on such date.